UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Form 12b-25

                         NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
              [ ] Form 10-D   [ ] Form N-SAR   [ ] Form N-CSR

                    For Period Ended:  April 30, 2016

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

George Risk Industries, Inc.
----------------------------
(Full Name of Registrant)

N/A
---
Former Name if Applicable

802 South Elm Street
--------------------
Address of Principal Executive Office (Street and Number)

Kimball, Nebraska  69145
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or ex-pense and the registrant seeks relief pursuant to Rule 12b-25(b), the follow-ing should be completed. (Check box if appropriate)

[ X ]

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or ex-pense;
        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly re-port or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or be-fore the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

        Management is in the process of finalizing the operating results of its 2016 fiscal year. The information could not be assembled and analyzed without unreasonable effort and expense to the Registrant. The Form 10-K will be filed as soon as practicable and within the 15 day extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Stephanie Risk-McElroy           308            235-4645
           (Name)                 (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no,
identify report(s).                                    [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report of portion
thereof?                                               [ ] Yes   [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        GEORGE RISK INDUSTRIES, INC.
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  July 29, 2016

By: /s/ Stephanie M. Risk-McElroy
Stephanie M. Risk-McElroy
President